BAMBOO SERVICES, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2022

(UNAUDITED)

Balance Sheet

My Panda
As of December 31, 2022

Account	Dec 31, 2022	Dec 31, 2021
Assets		
Current Assets		
Cash and Cash Equivalents		
Wells Fargo	40,772.91	3,151.79
Total Cash and Cash Equivalents	**40,772.91**	**3,151.79**
Stripe Clearing Account	2,150.77	2,585.00
Total Current Assets	**42,923.68**	**5,736.79**
Total Assets	**42,923.68**	**5,736.79**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	1,262.50	150.00
Customer Purchases Control Account	1,124.92	(1,044.44)
Short term Loans	38,646.14	32,405.14
PPP Loan	0.00	1,278.30
Unearned Revenue - Gift Cards	6,794.50	(108.61)
Total Current Liabilities	**47,828.06**	**32,680.39**
Long Term Liabilities		
SBA EIDL loan	5,280.00	5,400.00
Stripe loan	0.00	7,147.18
Total Long Term Liabilities	**5,280.00**	**12,547.18**
Total Liabilities	**53,108.06**	**45,227.57**
Equity		
Investments	295,400.00	105,400.00
Current Year Earnings	(160,693.60)	(36,848.02)
Retained Earnings	(144,890.78)	(108,042.76)
Total Equity	**(10,184.38)**	**(39,490.78)**
Total Liabilities and Equity	**42,923.68**	**5,736.79**

Income Statement

My Panda

For the year ended December 31, 2022

Account	2022	2021
Income		
Covid Shopping	4,126.49	7,110.58
Laundry Services	7,405.26	2,973.18
Pet Service	2,132.27	965.80
Prepaid Pick-up & Home Delivery Service	0.00	262.50
Quick One-Stop Shop & Delivery Service	0.00	209.91
Tidy Up	6,405.44	2,360.21
Trash to curb	665.46	88.50
Vacation Service	666.50	838.48
Gift Card Sales	35,904.17	7,919.60
My Panda	1,657.74	0.00
Custom Services	84,149.66	69,706.89
COGS Fee	2,003.89	1,477.65
Subscription sales	9,698.60	5,843.50
Total Income	**154,815.48**	**99,756.80**
Cost of Goods Sold		
Panda Payout - COS	101,396.01	63,927.97
Software & Tool - COS	1,883.00	384.49
Stripe Fee - COS	6,908.74	4,587.53
Total Cost of Goods Sold	**110,187.75**	**68,899.99**
Gross Profit	**44,627.73**	**30,856.81**
Operating Expenses		
Sales & Marketing	**46,213.91**	**4,900.34**
R&D / Tech / Eng	**6,369.50**	**4,587.51**
General & Administrative	**29,657.33**	**24,832.86**
Software and Tools - G&A	10,400.41	4,073.71
Accounting & Bookkeeping	7,344.00	10,816.00
Consulting	1,246.13	2,428.60
Bank Fees	217.50	50.45
Insurance	6,139.22	6,204.53
Interest Paid	1,374.26	1,030.00
Meals	335.26	45.78
General Expenses	1,019.09	19.00
Taxes and Licenses	335.00	217.00
Payroll Expenses	**124,358.89**	**33,384.12**
Total General & Administrative	**151,301.98**	**58,216.98**
Total Operating Expenses	**206,599.63**	**67,704.83**
Operating Income	**(161,971.90)**	**(36,848.02)**
Other Income / (Expense)		
Other Income	1,278.30	0.00
Total Other Income / (Expense)	**1,278.30**	**0.00**
Net Income	**(160,693.60)**	**(36,848.02)**

Statement of Owners' Equity

My Panda
For the year ended December 31, 2022

	2022	2021
Equity		
Opening Balance	(39,490.78)	(2,642.76)
Current Year Earnings	(160,693.60)	(36,848.02)
Elizabeth Balog	10,000.00	-
Kristie Wilson	50,000.00	-
Techstars - SAFE	120,000.00	-
Vrooman Investment	10,000.00	-
Total Equity	**(10,184.38)**	**(39,490.78)**

Statement of Cash Flows

My Panda
For the year ended December 31, 2022

	2022	2021
Operating Activities		
Receipts from customers	154,815.48	99,756.80
Payments to suppliers and employees	(315,674.88)	(136,454.82)
Cash receipts from other operating activities	1,278.30	-
Net Cash Flows from Operating Activities	**(159,581.10)**	**(36,698.02)**
Investing Activities		
Other cash items from investing activities	434.23	(2,585.00)
Net Cash Flows from Investing Activities	**434.23**	**(2,585.00)**
Financing Activities		
Other cash items from financing activities	196,767.99	202.59
Net Cash Flows from Financing Activities	**196,767.99**	**202.59**
Net Cash Flows	**37,621.12**	**(39,080.43)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	3,151.79	42,232.22
Net cash flows	37,621.12	(39,080.43)
Cash and cash equivalents at end of period	40,772.91	3,151.79
Net change in cash for period	**37,621.12**	**(39,080.43)**

BAMBOO SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Bamboo Services, Inc., is a corporation organized under the laws of the State of GEORGIA. The Company operates The Personal Assistant Next Door App, a platform connecting customers with service providers offering a range of personalized services such as groceries, laundering, pet services, and shopping.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting:

The Company prepares its financial statements on an accrual basis in accordance with accounting principles generally accepted in the United States of America (US GAAP). Revenues are recognized when earned, and expenses are recorded when liabilities are incurred.

b) Fiscal Year:

The Company operates on a 12-month fiscal year ending on December 31.

c) Cash and Cash Equivalents:

Cash and cash equivalents include funds in bank accounts and payments made through Stripe. These are highly liquid investments with an original maturity of three months or less.

d) Legal Fees:

Legal fees primarily cover the creation of the company and tax filings.

e) Use of Estimates:

The Company employs detailed Key Performance Indicators (KPIs) to make estimates regarding business growth and performance.